FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


February 18, 2000


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release, dated February 18, 2000,  of  St. Laurent Paperboard
             Inc. confirming that it is engaged   in  discussions   regarding  a
             potential business combination

On  February 18, 2000  St.  Laurent  Paperboard  Inc.  issued  a  press  release
confirming   that  it  is  engaged   in   discussions   regarding  a   potential
business combination.

Exhibit I -- Press Release, dated February 18, 2000,  of  St. Laurent Paperboard
             Inc. confirming  that  it  is  engaged  in  discussions   regarding
             a potential business combination.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  February 18, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I



P R E S S   R E L E A S E
For Immediate Release


              St. Laurent Paperboard Inc. - Statement

Montreal,  February  18,  2000  -  St-Laurent  Paperboard  Inc.  ("St-Laurent"),
Montreal, Quebec (TSE:SPI; NYSE:SLW) confirmed today that it is engaged in discussions regarding a potential business combination. There can be no certainty at this stage that these discussions will continue or result in any agreement or transaction. St-Laurent will make further announcements of any material developments, as required.

St-Laurent is a major North American producer, supplier and converter of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,500 employees serving a diverse customer base in North America and selected international markets.

St-Laurent owns four primary mills, located in La Tuque and Matane, Quebec; in Thunder Bay, Ontario; as well as in West Point, Virginia, with an aggregate annual paperboard production capacity of approximately 1.5 million short tons. It also owns sixteen packaging facilities located in Canada and the United States as well as 920,000 acres of forest land, the largest freehold in Quebec.


                                     -30 -


FOR FURTHER INFORMATION:

Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel.: (514) 864-5102

http://www.stlaurent.com